Exhibit (a)(1)(i)(A)

AMENDMENT NO. 1

TO

AMENDED AND RESTATED
OFFER TO PURCHASE FOR CASH
UP TO 20,000,000 ORDINARY SHARES
OF
YATRA ONLINE, INC.
AT
A PURCHASE PRICE OF $1.10 PER SHARE
BY
MAGNA HOLDINGS LTD.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON SEPTEMBER 25, 2026, UNLESS THE TENDER OFFER IS EXTENDED.

This Amendment No. 1 (“Amendment No. 1”) amends, as set forth below, the Amended and Restated Offer to Purchase, dated September 11, 2026 (together with any amendments or supplements thereto, including this Amendment No. 1, the “Offer to Purchase”) relating to the offer by Magna Holdings Ltd. (“Magna”) to purchase up to 20,000,000 ordinary shares of Yatra Online, Inc. at a purchase price of $1.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, including this Amendment No. 1 and the related letter of transmittal, which, together with any amendments or supplements, collectively constitute the “Offer” described in the Offer to Purchase. All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase.

None of the Information set forth in the Offer to Purchase as in effect immediately prior to this Amendment No. 1, including the Offer Price, the maximum number of shares to be purchased in the Offer, the expiration date of the Offer and any other Offer term or disclosure, is being changed, altered, revised, limited or otherwise modified; the purpose of this Amendment No. 1 being solely to provide additional, complementary information in connection with the Offer.

This Amendment No. 1 should be read together with the Offer to Purchase as in effect immediately prior to this Amendment No. 1 and the related letter of transmittal. All references to and requirements regarding the Offer to Purchase and the related letter of transmittal shall be deemed to refer to the Offer to Purchase, as supplemented by this Amendment No. 1 and the related letter of transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

September 18, 2026

Section 12 of the Offer to Purchase shall read in full as follows, with the first paragraph being the same as previously in effect and the remainder being newly added:

12.           Source and Amount of Funds

Assuming that the Offer is fully subscribed, the aggregate purchase price will be a maximum of $22,000,000. We currently have more than $23 million in cash on hand from committed equity (as opposed to debt financing), which cash is currently available and we believe will be sufficient to fund the purchase of all of the Shares tendered in the Offer and therefore do not condition the Offer on any future financing. We anticipate that we will pay for the Shares tendered in the Offer, as well as paying related fees and expenses, from such cash and cash equivalents. Magna’s organization under British Virgin Island law provides for the issuance of up to 99,900 authorized no-par value shares, of which 23,654.998142 are Series B shares outstanding and held by investors for purposes of the Offer (the “Investor Shares”) and 25,079.980387 are Series C shares outstanding and held by investors for purposes of a prior transaction unrelated to the Offer. Since we are fully equity-funded with cash from the sale of Investor Shares in the amount of more than $23,000,000, the Offer is not conditioned upon any financing arrangements.

No Magna financial information, including a balance sheet or a statement of income, is contained herein on the basis that we do not believe such financial information would be material to the holders in connection with the Offer. The Offer will be fully funded through Magna’s available cash. As disclosed elsewhere herein, between April 2026 and August 2026 Magna was fully funded with cash from the sale of its Investor Shares as above, of which cash $23,161,000 is currently available at Magna for purchase of all tendered shares under the Offer (the maximum purchase price of which would be $22,000,000). In addition, we believe that such financial information is not material to shareholders in determining whether to tender their shares in the Offer because, with sufficient cash on hand received in consideration of the completed sale by Magna of the Investor Shares, there are no financing contingencies to the Offer and thus Magna’s financial condition bearing on its ability to raise cash for the Offer is not relevant. Further, the recent formation of Magna and the absence of any prior operations (other than an unrelated single cash investment in a class of debentures, as to which Magna has no obligations), and the fact that Magna has no indebtedness that would be set forth in such financial information, further supports Magna’s belief that such financial information would not be material to the holders in connection with the Offer.

Magna Holdings Ltd.

September 18, 2026